AEGIS CAPITAL CORP.

810 Seventh Avenue

New York, New York 10019

February 13, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F St., NE

Washington, D.C. 20549

Attention: Hillary Daniels

RE:	New Age Beverages Corporation
File No. 333-215267
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, Aegis Capital Corp., as representative of the underwriters, hereby requests acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 9:00 a.m. Eastern Time on February 14, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours,

AEGIS CAPITAL CORP.

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Senior Vice President, Investment Banking